Mail Stop 4561

October 4, 2006

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

      RE: Jefferies Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-14947

Dear Mr. Handler:

We have reviewed your filing and supplemental response letter dated September 8, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 44

1. We have reviewed your response to comment three of our letter dated June 21, 2006. As these payments represent an additional element of cost of the acquired entities, please tell us your basis for classifying these payments within operating activities. Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

2. Please quantify for us cash payments for contingent consideration made during the six months ended June 30, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Reviewing Accountant